April 15, 2019

Neil E. de Crescenzo
President and Chief Executive Officer
Change Healthcare Inc.
3055 Lebanon Pike, Suite 1000
Nashville, Tennessee 37214

       Re: Change Healthcare Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed April 5, 2019
           File No. 333-230345

Dear Mr. de Crescenzo :

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 29, 2019 letter.

Amendment No. 1 to Form S-1 filed on April 5, 2019

Summary Historical Financial and Other Data
Summary Historical Consolidated Financial Data of Change Healthcare LLC, page
22

1. We acknowledge your response to prior comment 2, and are continuing to evaluate your response.

Notes to Unaudited Pro Forma Financial Statements, page 103

2. We note your response to prior comment 5 and related revised disclosures on page 104.
       Please further revise to provide more detailed information about the assumptions and information that will support your calculation of the pro forma percentage of membership
 Neil E. de Crescenzo
Change Healthcare Inc.
April 15, 2019
Page 2
         units held by Change Healthcare, Inc. We again refer you to Rule 11-02(b)(6) of
         Regulation S-X.
       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Craig
Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Barbara C. Jacobs, Assistant Director, at
(202) 551-3735
with any other questions.



                                                            Sincerely,
FirstName LastNameNeil E. de Crescenzo
                                                            Division of
Corporation Finance
Comapany NameChange Healthcare Inc.
                                                            Office of
Information Technologies
April 15, 2019 Page 2                                       and Services
FirstName LastName